Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

February 29, 2024

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Jeff Gordon

Re:	Howloo, Inc. Offering Statement on Form 1-A/A File No. 024-12359

Dear Mr. Gordon:

On behalf of our client, Howloo, Inc. (the “Company”), we hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on March 1, 2024, or as soon thereafter as is practicable.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks